Duke Energy®
Geração Paranapanema

07028007

1 30º andar
-SP-Brasil
·00

082-04979

São Paulo, October 31, 2007

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Re: **Duke Energy International, Geração Paranapanema S.A.**

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

This is to inform you that on the date hereof the shareholders of Duke Energy International, Geração Paranapanema S.A., representing more than ninety percent (90%) of its voting capital, have held an Extraordinary General Meeting to review and approve the following Agenda: **(i)** under article 31, paragraph 2 of the Company's Bylaws, to vote on the management proposal relating to the destination of the results ascertained in the half-yearly balance sheet prepared as of June 30, 2007; **(ii)** to resolve on the one-for-one thousand reverse split for each existing type of shares, with the consequent amendment of article 4 of its Bylaws; **(iii)** to resolve on the reformulation of the Executive Board's duties, with the consequent amendment of articles 19, 24 and 27 of the Company's Bylaws; **(iv)** to resolve on the filing with CVM of the Company's First Program of Public Distribution of Securities, in the amount of one billion reals (R$ 1,000,000,000.00), with a maximum maturity of two (2) years from the date of its respective filing with CVM; **(v)** fund raising by the Company through **(v.a)** public distribution of unsecured nonconvertible debentures of the Company's 1st issue in the local market; and **(v.b)** notes in the international market, to be offered to qualified institutional investors resident in the United States of America under *Rule 144A*, and, in other countries, except the United States of America and Brazil,

11/16

under *Regulation S,* in the amount of up to one billion reals (R$ 1,000,000,000.00); the aggregate amount of the debentures of the 1st issue and the notes is capped at one billion reals (R$ 1,000,000,000.00); and **(vi)** resolve on the delegation of powers to the Company's Board of Directors, so that it may resolve on the conditions dealt with in article 59, VI through VIII of the Corporation Law (*Lei das Sociedades por Ações*) and on the opportunity of the 1st issue of debentures, as well as on the other terms and conditions of the notes.

Therefore, the matter having been put up for a vote, the attendees approved the half-yearly balance sheet prepared as of June 30, 2007, on which ascertainment of the net profit at year-end was based, as well as, as per the Company's management proposal dated October 15, 2007, the payment of dividends in the total amount of fifty-four million and fifty thousand reals (R$ 54,050,000.00), to be fully charged to the net profit account and allocated to the preferred shares at the rate of R$ 0.001187629 per share (prior to grouping), in compliance with the provisions of article 5, (ii) of the Company's Bylaws; no amount will be paid to the common shares representing the capital stock of the Company. Since the dividends declared to shareholders will be paid out of the profits of the current year, they must be necessarily treated as advance payment for the purpose of ascertaining the minimum dividend payable to preferred shares, as stipulated in applicable law and in the Company's Bylaws. The Company's Executive Board was authorized by the shareholders to take all action necessary for effective payment of such dividends, which shall be carried out on or before December 30, 2007, provided that the unit value to be paid is not changed as a result of the reverse split reviewed in the same general meeting. Payment of the dividend amount approved at the general meeting shall be made to the shareholders holding preferred shares that are properly enrolled in the records of the depositary institution (book of records) up to such date (October 31, 2007).

Furthermore, the shareholders approved the proposal of the Board of

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Directors for reverse split of the Company's shares, as resolved in its 55th meeting held on October 15, 2007, attributing one (1) new share in exchange for each group of one thousand (1,000) shares of each existing type, as follows: **(a)** the reverse split will not entail any change in the amount of the Company's capital stock, and its purpose is to standardize the trading parameters adopted by BOVESPA, which is instructing publicly-held companies to adopt the unit quotation of their shares and no longer the quotation in lots of one thousand shares, with a view to offering better conditions for trading of the Company's shares; **(b)** the Company's shares will be reverse split in the proportion of one thousand (1,000) shares per each one (1) share of the respective type, so that the ninety-four billion four hundred and thirty-three million two hundred and eighty-three thousand six hundred and thirty-three (94,433,283,633) shares, of which forty-eight billion nine hundred and twenty-two million four hundred and thirty-nine thousand five hundred and sixty-five (48,922,439,565) are common shares and forty-five billion five hundred and ten million eight hundred and forty-four thousand and sixty-eight (45,510,844,068) are preferred shares, all nonpar, registered and uncertified, will be converted into ninety-four million four hundred and thirty-three thousand two hundred and eighty-three shares (94,433,283) of which forty-eight million nine hundred and twenty-two thousand four hundred and thirty-nine (48.922.439) are common shares and forty-five million five hundred and ten thousand eight hundred and forty-four (45.510.844) are preferred shares. The new shares originating from the reverse split shall confer on their holders rights identical to those currently ensured under the Company's Bylaws to the respective type of share. Concurrently with the transaction carried out in the Brazilian market, **(b.i.)** the American Depositary Receipts (ADR's), both common and preferred, issued by the Company on the New York Stock Exchange, also within the time frame stipulated for adjustment of positions, shall be split in the proportion of one (1) current ADR to three (3) new ADR, irrespective of the type; and **(b.ii.)** the ratio of the ADR's, both common and preferred, will change from 3,000 ADR's per share to 1 ADR per share of the Company, irrespective of the type; **(c)** to adjust their

04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

share positions, the shareholders that, after the aforementioned reverse split, hold a share fraction will receive from Duke Energy International, Brasil Ltda., the Company's majority shareholder, the supplementary fraction required for them to hold one (1) share after the intended reverse split. To carry out such adjustment, the share fraction given to the shareholders holding share fractions shall be deducted from the shares held by Duke Energy International, Brasil Ltda. The reverse split, which has now been approved on a definitive basis, shall be implemented on November 1st, 2007, depending exclusively on the steps the depositaries of the shares and of the ADR's are required to take to such end, and the Company's management is hereby authorized by the shareholders to take the steps to be jointly agreed on. As a result of the above resolution, the general meeting approved the consequent amendment to article 4 of the Bylaws, which will now become effective with a new wording.

Then, the Chairman put up for discussion of the shareholders present the proposal of amendment to articles 19, 24 and 27, relating to the rules of the Company's Executive Board. In view of the resolutions adopted by the shareholders and the consequent changes in the texts of these articles, the shareholders consolidated the Bylaws, which were duly initialed by the presiding board and became an integral part of the general meeting minutes as "Attachment A," thus having its publication in the press expressly waived.

The shareholders further approved the filing with CVM of the Company's First Program for Public Distribution of Securities, in the amount of up to one billion reals (R$ 1,000,000,000.00), with a maximum maturity of two (2) years from the date of its respective filing with CVM.

Moreover, fund raising by the Company was also approved by its shareholders for the purpose of advance payment of its debts through: **(v.a)** public distribution of simple, unsecured and nonconvertible debentures in two series; and

Av. Nações Unidas, 12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

(v.b) notes in the international market, to be offered to qualified institutional investors resident in the United States of America under *Rule 144A*, and, in other countries, except the United States of America and Brazil, under *Regulation S,* capped at one billion reals (R$ 1,000,000,000.00).

Finally, the shareholders approved the delegation of powers to the Company's Board of Directors, so that it resolve on the conditions dealt with in article 59, VI through VIII of the Corporation Law and on the opportunity of the 1st issue of debentures, as well as on the other terms and conditions of the notes.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.

By ____________________________

Wagner Bertazo
Financial and Investor Relations Officer

END